A47
6/21/2002

02023001

TC 6/17

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED JUN 10 2002 WASH, D.C. 155

SEC FILE NUMBER
8- 43308

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/01 (MM/DD/YY) AND ENDING 3/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Research Finance Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4315 Briargrove ln.
(No. and Street)

Dallas (City) Tx (State) 75287 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Lawrence 972-407-9399
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Walton Group, LLC
(Name – *if individual, state last, first, middle name*)

6100 Southwest Blvd., Suite 300, Fort Worth TX 76109
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P JUN 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Alan Lawrence, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Research Finance Inc, as of May 21, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

The State of Texas, County of Dallas
Before me Danielle Hart on this day personally appeared A. Lawrence known to me (or proved to me on the oath of Tx DL) to be the person whose name is subscribed to the foregoing instrument and acknowledged to me that he executed the same for the purposes and consideration therein expressed.
Given under my hand and seal of office this 21 day of May, AD, 2002
[Seal]

DANIELLE M. HART NOTARY PUBLIC STATE OF TEXAS EXPIRES 04-03-2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE
WALTON
GROUP, LLC

6100 Southwest Blvd.
Suite 300
Fort Worth, TX 76109
817-731-1155
817-731-1562 (Fax)

• Consultants • Certified Public Accountants • Business Advisors •

FIRST RESEARCH FINANCE INCORPORATED

ANNUAL FINANCIAL REPORT

MARCH 31, 2002

FIRST RESEARCH FINANCE INCORPORATED
ANNUAL FINANCIAL REPORT
TABLE OF CONTENTS
March 31, 2002

THE
WALTON
GROUP, LLC

6100 Southwest Blvd.
Suite 300
Fort Worth, TX 76109
817-731-1155
817-731-1562 (Fax)

• Consultants • Certified Public Accountants • Business Advisors •

INDEPENDENT AUDITORS' REPORT

Board of Directors
First Research Finance Incorporated

We have audited the accompanying statement of financial condition of First Research Finance Incorporated (the Company) as of March 31, 2002, and the related statements of operations and comprehensive income, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on pages 11 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Walton Group, LLC

April 18, 2002

FIRST RESEARCH FINANCE INCORPORATED
Statement of Financial Condition
March 31, 2002

ASSETS

Current Assets:	
Cash (note 5)	$ 114,527
Deposit with clearing organization	11,410
Receivables from clearing organization (note 5)	5,153
Other receivables	35
Investments (notes 3 and 5)	35,825
Total current assets	$ 166,950

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:	
Commissions and other payables (note 7)	$ 24,057
Federal income tax payable	1,406
Deferred tax liability (note 3)	291
Total current liabilities	25,754
Advance from stockholder (note 4)	10,000
Total liabilities	35,754
Commitments and contingencies (notes 7 and 8)	-
Stockholder's equity:	
Common stock, $.001 par value 3,000 shares authorized, 997 shares issued and outstanding	1
Additional paid-in capital	15,444
Accumulated other comprehensive income (note 3)	1,651
Retained earnings	114,100
Total stockholder's equity	131,196
Total liabilities and stockholder's equity	$ 166,950

The accompanying notes are an integral part of these financial statements.

FIRST RESEARCH FINANCE INCORPORATED
Statement of Operations and Comprehensive Income
For the Year Ended March 31, 2002

Revenue:	
Commissions	$ 518,721
Miscellaneous	44,085
Interest	2,866
	565,672
Expenses:	
Commissions	408,007
Clearing charges	67,710
NASD regulatory costs	14,606
Other operating expenses (notes 4, 7 and 8)	41,565
	531,888
Income before income tax provision and other comprehensive income	33,784
Income tax provision (note 6)	(5,108)
Net income before other comprehensive income	28,676
Other comprehensive income - Unrealized holding gain on securities, net of deferred taxes (note 3)	3,751
Total comprehensive income	$ 32,427

The accompanying notes are an integral part of these financial statements.

FIRST RESEARCH FINANCE INCORPORATED
Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2002

	Common Shares Outstanding	Common Shares Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
Balance, April 1, 2001	997	$ 1	$ 15,444	$ (2,100)	$ 85,424	$ 98,769
Net Income	-	-	-	-	28,676	28,676
Other Comprehensive Income: Unrealized holding gains on securities (note 3)	-	-	-	3,751	-	3,751
Balance, March 31, 2002	997	$ 1	$ 15,444	$ 1,651	$ 114,100	$ 131,196

The accompanying notes are an integral part of these financial statements.

FIRST RESEARCH FINANCE INCORPORATED
Statement of Cash Flows
For the Year Ended March 31, 2002

Reconciliation of net income before other comprehensive income to net cash provided by operating activities:	
Net income before other comprehensive income	$ 28,676
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in receivable from clearing organization	(2,157)
Increase in other receivables	(35)
Decrease in commissions and other payables	(1,350)
Increase in Federal income tax payable	1,406
Net cash provided by operating activities	26,540
Cash flows from investing activities:	
Increase in clearing deposits	(249)
Cash flows from financing activities:	
Payment received on stockholder advance	60,000
Net increase in cash and cash equivalents	86,291
Cash and cash equivalents, April 1, 2001	28,236
Cash and cash equivalents, March 31, 2002	$ 114,527
Supplemental Disclosures:	
Cash paid during the year for interest	$ -
Cash paid during the year for income taxes	$ 3,750

The accompanying notes are an integral part of these financial statements.

FIRST RESEARCH FINANCE INCORPORATED
Notes to Financial Statements
For the Year Ended March 31, 2002

(1) Organization and Summary of Significant Accounting Policies

(a) Nature of Operations

The Company was incorporated in Texas on September 18, 1990, and is registered as a dealer with the Securities and Exchange Commission (SEC) under the Federal Securities and Exchange Act of 1934. The Company acts as a dealer/investment advisor.

(b) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed certain ratios.

(c) Cash Flows

For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

(d) Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

(2) Possession or Control Requirements

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3 (K)(2)(i) concerning promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts; the Company does not have any possession or control of customer funds or securities.

(Continued)

(3) Investments

Investments are composed of the following at March 31, 2002:

	Cost	Market
Corporate securities:		
American Greetings, Inc.	$ 9,551	$ 7,260
Berkshire Hathaway, Inc.	14,045	16,583
Federal National Mortgage Association	10,287	11,982
	$ 33,883	$ 35,825

The Company's investments were classified as available-for-sale.

A reconciliation of the change in market value of the marketable securities for the year ended March 31, 2002 is as follows:

Market value at April 1, 2001	$ 31,412
Cost at April 1, 2001	33,883
Unrealized devaluation at April 1, 2001	(2,471)
Unrealized appreciation in the year ended March 31, 2002	4,413
Unrealized appreciation at March 31, 2002	$ 1,942

The unrealized gain or loss is recorded as other comprehensive income or loss, net of deferred taxes, in the accompanying financial statements.

The presentation in the accompanying financial statements is as follows:

Stockholder's equity:	
Accumulated other comprehensive income – unrealized holding gain on securities	$ 1,651
Deferred tax liability	291
	$ 1,942

(4) Subordinated Liabilities

An advance from the stockholder in the amount of $10,000 was received in a prior year, in exchange for a subordinated loan agreement. The entire principal balance of $10,000 is due June 1, 2004. Interest at a rate of 18% per annum is accrued on a monthly basis. Interest expense of $1,800 related to the loan is recorded as a component of other operating expenses in the accompanying financial statements. See also note 7.

(Continued)

(5) Concentration of Credit Risk

The Company is a securities broker with offices in Dallas, Texas and executes stock transactions through SWS Securities, Inc. All receivables relating to such transactions are due from SWS Securities, Inc.

Concentrations of credit risk also consists of cash and investments. The Company places its cash with quality financial institutions, and by policy, limits the amount of exposure to any one financial institution. The Company has investments which are subject to changes in market value.

(6) Income Taxes

The provision for Federal income taxes is as follows:

Current	$ 5,108

Current income tax expense was computed using an approximate effective tax rate of 15%. There was no significant deferred tax expense or benefit in the year ended March 31, 2002; see however, note 3.

(7) Related Party Transactions

On March 27, 2001, the Company provided $60,000 to its sole stockholder in anticipation of a cash offer for a real estate mortgage to increase the return on idle funds. The mortgage was not obtained and the $60,000 advance was returned to the Company on April 3, 2001.

Included in commissions and other payables at March 31, 2002 is approximately $15,650 due to the Company's sole stockholder for commissions and interest due on the $10,000 advance from the stockholder.

In addition, the Company has signed an agreement with the stockholder for the use of office space. The agreement requires the Company to pay only the property taxes on the related property, which were approximately $7,751 in the year ended March 31, 2002. The amounts are included as a component of other operating expenses in the accompanying financial statements.

(8) Litigation

Litigation, which commenced in the prior year with a former registered representative of the Company, was resolved in the current year. As the plaintiff prevailed, the Company paid the representative $4,636 in commissions and $1,358 in reimbursement of legal fees. No other liabilities are owed in regard to this matter, as of March 31, 2002. The amount paid was included as a component of other operating expenses in the accompanying financial statements.

(Continued)

(8) Litigation (Continued)

The Company entered into litigation with a client of one of the Company's former brokers. The claimant alleges the Company breached its fiduciary duty to provide safe and secure investments. As a result, the claimant has alleged suffering damages in the amount of $348,953. The Company's attorney and management believe it is to early in the process to determine the ultimate outcome of the litigation; accordingly, no accrual for potential losses relating to the matter has been accrued in the accompanying financial statements. Management is confident that adequate defenses exist relating to this claim.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities and Exchange Act of 1934

As of and For the Year Ended

March 31, 2002

FIRST RESEARCH FINANCE INCORPORATED
Supplemental Schedules Required by Rule 17a-5
As of and For the Year Ended March 31, 2002

Computation of Net Capital

Total stockholder's equity	$ 131,196
Liabilities subordinated to claims of general creditors	10,000
	141,196
Haircuts	(7,664)
Net allowable capital	$ 133,532

Computation of Basic Net Capital Requirement

Minimum net capital required	$ 1,718
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 128,532

Computation of Aggregate Indebtedness

Total aggregate indebtedness	$ 25,754
Percentage of aggregate indebtedness to net capital	19%

(Continued)

FIRST RESEARCH FINANCE INCORPORATED
Supplemental Schedules Required by Rule 17a-5
As of and For the Year Ended March 31, 2002

Exemptive Provisions Under Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is SWS Securities, Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Balance of such claims April 1, 2001	$ 10,000
Additions	-
Reductions	-
Balance of such claims at March 31, 2002	$ 10,000

See footnote 4 to the accompanying financial statements.

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Net allowable capital, per unaudited FOCUS report	$ 99,866
Audit adjustments	33,666
Net allowable capital, per audited financial statements	$ 133,532

INDEPENDENT AUDITORS'

REPORT ON

INTERNAL ACCOUNTING CONTROL

THE
WALTON
GROUP, LLC

6100 Southwest Blvd.
Suite 300
Fort Worth, TX 76109
817-731-1155
817-731-1562 (Fax)

• Consultants • Certified Public Accountants • Business Advisors •

To the Board of Directors
First Research Finance Incorporated

In planning and performing our audit of the financial statements and supplemental schedules of First Research Finance Incorporated (the Company), for the year ended March 31, 2002, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(Continued)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and our study, we believe that the Company's practices and procedures were adequate at March 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management and the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

The Lester Group LLC

April 18, 2002